Mail Stop 3561

December 9, 2009

Mr. Nana Baffour, CEO
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, New York 10022

> **Re: Midas Medici Group Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on November 25, 2009**
> **File No. 333-161522**

Dear Mr. Baffour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

S-1/A3

Certain Relationships and Related Transactions, page

1. Please revise to indicate what consideration Knox Lawrence International, LLC, KLI IP Holding, Inc. and UTP International LLC gave for the receipt of the 889,444 shares of common stock and 27,168 options at the closing of the merger.

2. Clarify the prior connection by Knox Lawrence International, KLI IP Holding and UTP International with Utilipoint. We note your statement that "Know Lawrence International, LLC, KLI IP Holding, Inc. and UTP International LLC, former shareholders of Utilipoint, acquired an aggregate of 889,444 shares of our

common stock and 27,168 options at the closing of the Merger." Also indicate when this prior connection ended and on what terms.

3. Please revise to provide the information required by Item 404(c) of Regulation S-K regarding Mondo Management Corp prior to the change of control. Also provide the Item 404(c) information describing Midas Medici Group's acquisition of Mondo Management Corp. Describe the change of control in the company as to its shareholdings and it management. Address the principal shareholders of Midas Medici Group, Inc. and their securities holdings in Midas Medici Group. Specifically address whether any Mondo shareholders retained securities after the change of control transaction with Midas Medici Group, Inc. Please provide a detailed disclosure of the promoter transactions. We may have further comment.

4. Please revise to put the noted transactions in this section in chronological order.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas A. Rose, Esq.
        Fax: (212) 930-9725